TSX, NYSE - HBM 2022 No. 15

25 York Street, Suite 800 Toronto, Ontario Canada M5J 2V5 tel: 416 362-8181 fax: 416 362-7844 hudbay.com	News Release

Hudbay Announces Second Quarter 2022 Results

Toronto, Ontario, August 8, 2022 - Hudbay Minerals Inc. ("Hudbay" or the "company") (TSX, NYSE:HBM) today released its second quarter 2022 financial results. All amounts are in U.S. dollars, unless otherwise noted.

Strong Operating and Financial Results

  Full year 2022 production and operating cost guidance is reaffirmed as second quarter production was in line with expectations and Hudbay achieved strong unit operating cost performance despite inflationary pressures from higher input prices for many services and consumables.
  Second quarter net earnings and earnings per share were $32.1 million and $0.12, respectively. After adjusting for a non-cash gain of $60.7 million primarily related to a quarterly revaluation of the Flin Flon environmental provision given higher long-term risk-free discount rates, and a $95.0 million pre-tax impairment loss related to certain specific capitalized costs and assets associated with the previous stand-alone development plan for the Rosemont deposit, among other items, second quarter adjusted net earningsi per share were $0.12.
  Operating cash flow before change in non-cash working capital was $123.9 million and adjusted EBITDAi was $141.4 million in the second quarter of 2022, a significant increase from the first quarter of 2022 due to higher copper, zinc and gold sales volumes.
  Consolidated production in the second quarter included 25,668 tonnes of copper and 58,645 ounces of gold, an increase from the first quarter of 2022. Consolidated cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits[i], were $0.65 and $1.93, respectively, a significant decrease from the first quarter of 2022.
  Peru delivered strong operating performance in the second quarter with copper production of 20,880 tonnes as mill throughput and copper grades improved over the first quarter of 2022.
  Manitoba achieved second quarter gold production of 44,787 ounces at a cash cost per ounce of gold produced, net of by-product creditsi, of negative $207 as New Britannia achieved higher than targeted throughput rates and gold recoveries continue to improve.
  After 18 years of steady production at Hudbay's 777 mine in Manitoba, the final reserves were depleted in June 2022, consistent with the mine plan. Closure activities to safely decommission the 777 mine, the Flin Flon concentrator and the zinc plant commenced in the second quarter and are advancing ahead of schedule.
  Cash increased by $45.2 million during the second quarter to $258.6 million as at June 30, 2022, mainly as a result of $165.6 million of cash generated from operations, partially offset by $78.9 million of mostly sustaining capital investments, an $18.6 million payment toward the gold prepayment liability and a $10.0 million scheduled deferred payment related to the acquisition of the former minority partner's interest in Rosemont.

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Executing on Growth Initiatives

• Recently released the results of the Copper World Complex preliminary economic assessment ("PEA"), which entails a two-phase mine plan that has an after-tax net present value (10%) of $1,296 million and generates an 18% internal rate of return at $3.50 per pound copper.1

• Advancing a pre-feasibility study for Phase I of the Copper World Complex, which will focus on converting the remaining inferred mineral resources to measured and indicated and evaluating many of the project optimization and upside opportunities.

• Exploration agreement on the Maria Reyna and Caballito satellite properties in Peru is nearing completion.

• Released the company's 19th Annual Sustainability Report in June 2022 discussing Hudbay's key accomplishments and initiatives in 2021, and the company is currently working toward specific emission reduction targets to align with the global 2030 and 2050 climate change goals.

"Our operating performance was strong during the second quarter with higher consolidated copper and gold production and lower consolidated cash costs," said Peter Kukielski, President and Chief Executive Officer. "This was a result of a continuous focus on operating efficiencies which has allowed us to reaffirm our production and operating cost guidance for 2022. We have seen steady performance from our operations in Peru and the New Britannia mill in Manitoba achieved higher than expected throughput. We are advancing a pre-feasibility study to evaluate project optimization opportunities on the private land plan at our Copper World Complex, and we have been focused on closure activities in Flin Flon and a smooth transition of our workforce to Snow Lake."

Summary of Second Quarter Results

Consolidated copper production in the second quarter of 2022 was 25,668 tonnes, an increase of 4% compared to the first quarter of 2022 and in line with expected quarterly cadence for the year. Consolidated gold production was 58,645 ounces, an increase of 9% compared to the previous quarter due to higher gold grades in Peru and higher gold output from New Britannia. Consolidated zinc production in the second quarter was 23% lower than the first quarter primarily due to lower tonnes and grades at 777 as the mine approached the end of its mine life and the continued transition toward mining the gold lenses at Lalor with a corresponding decrease of production from the base metal zones.

Consolidated cash cost per pound of copper produced, net of by-product creditsi, in the second quarter of 2022 was $0.65, compared to $1.11 in first quarter of 2022. This improvement was a result of higher zinc and gold by-product credits and higher copper production. Consolidated sustaining cash cost per pound of copper produced, net of by-product creditsi, was $1.87 in the second quarter of 2022 compared to $2.29 in the first quarter. This decrease was primarily due to the same reasons affecting consolidated cash cost. Both measures were within the 2022 guidance ranges and the company is reaffirming its full year consolidated cash cost guidance. Consolidated all-in sustaining cash cost per pound of copper produced, net of by-product creditsi, was $1.93 in the second quarter of 2022, lower than $2.54 in the first quarter of 2022, due to the same reasons outlined above along with lower corporate selling and administrative expenses.

Cash generated from operating activities in the second quarter of 2022 increased to $165.6 million compared to $63.3 million in the first quarter of 2022. The increase is primarily the result of an increase in non-cash working capital, higher realized zinc metal prices and higher copper, gold and zinc sales volumes. Operating cash flow before change in non-cash working capital increased to $123.9 million during the second quarter of 2022, compared to $77.1 million in the first quarter of 2022, primarily due to the same factors above.

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1 The preliminary economic assessment for the Copper World Complex is preliminary in nature, includes inferred resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty the preliminary economic assessment will be realized.

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Net earnings and earnings per share in the second quarter of 2022 were $32.1 million and $0.12, respectively, compared to net earnings and earnings per share of $63.8 million and $0.24, respectively, in the first quarter. Second quarter earnings benefited from a non-cash gain of $60.7 million mostly related to the quarterly revaluation of the Flin Flon environmental provision, which was impacted by rising long term risk-free discount rates. Given the long-term nature of the reclamation cash flows, the related environmental provision is highly sensitive to changes in long-term risk-free discount rates and, as such, Hudbay may continue to experience quarterly environmental provision revaluations. The quarterly financial results were also negatively impacted by $95.0 million pre-tax impairment loss related to certain specific capitalized costs and assets associated with the previous stand-alone development plan for the Rosemont deposit, which were determined to no longer be recoverable.

Adjusted net earningsi and adjusted net earnings per sharei in the second quarter of 2022 were $30.5 million and $0.12 per share, respectively, after adjusting for the non-cash gain related to the revaluation of the environmental provision and the specific asset impairment loss, among other items. This compares to an adjusted net earnings and adjusted net earnings per share of $5.2 million, and $0.02 per share in first quarter of 2022. Second quarter adjusted EBITDAi was $141.4 million, compared to $110.2 million in the first quarter of 2022, primarily as a result of the same factors affecting operating cash flow noted above.

As at June 30, 2022, the company's liquidity includes $258.6 million in cash as well as undrawn availability of $363.6 million under its revolving credit facilities. The company expects that current liquidity combined with cash flow from operations, particularly in the fourth quarter when production in Peru is expected to benefit from higher grades, will be sufficient to meet its liquidity needs for the foreseeable future. As such, Hudbay is well positioned to weather the volatility in commodity prices experienced during the second quarter.

Consolidated Financial Condition ($000s)	Jun. 30, 2022	Mar. 31, 2022	Dec. 31, 2021
Cash	258,556	213,359	270,989
Total long-term debt	1,182,143	1,181,119	1,180,274
Net debt[1]	923,587	967,760	909,285
Working capital[2]	180,371	161,846	147,512
Total assets	4,382,727	4,538,214	4,616,231
Equity	1,601,123	1,561,978	1,476,828

1 Net debt is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Reporting Measures" section of this news release.

2 Working capital is determined as total current assets less total current liabilities as defined under IFRS and disclosed on the consolidated financial statements

Consolidated Financial Performance		Three Months Ended
		Jun. 30, 2022	Mar. 31, 2022	Jun. 30, 2021
Revenue	$000s	415,454	378,619	404,242
Cost of sales	$000s	325,940	293,351	322,060
Earnings (loss) before tax	$000s	21,504	88,861	14,819
Earnings (loss)	$000s	32,143	63,815	(3,395)
Basic and diluted earnings (loss) per share	$/share	0.12	0.24	(0.01)
Adjusted earnings (loss) per share[1]	$/share	0.12	0.02	0.02
Operating cash flow before change in non-cash working capital	$ millions	123.9	77.1	132.8
Adjusted EBITDA[1]	$ millions	141.4	110.2	143.2

[1] Adjusted earnings (loss) per share and adjusted EBITDA are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Reporting Measures" section of this news release.

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Consolidated Production and Cost Performance		Three Months Ended
		Jun. 30, 2022	Mar. 31, 2022	Jun. 30, 2021
Contained metal in concentrate and doré produced[1]
Copper	tonnes	25,668	24,702	23,474
Gold	ounces	58,645	53,956	39,848
Silver	ounces	864,853	784,357	685,916
Zinc	tonnes	17,053	22,252	21,538
Molybdenum	tonnes	390	207	295
Payable metal sold
Copper	tonnes	23,650	20,609	25,176
Gold[2]	ounces	50,884	48,343	38,205
Silver[2]	ounces	738,171	864,591	577,507
Zinc[3]	tonnes	20,793	17,306	25,361
Molybdenum	tonnes	208	213	265
Consolidated cash cost per pound of copper produced[4]
Cash cost	$/lb	0.65	1.11	0.84
Peru	$/lb	1.82	1.54	1.85
Manitoba	$/lb	(4.48)	(0.40)	(3.51)
Sustaining cash cost	$/lb	1.87	2.29	2.25
Peru	$/lb	2.62	2.27	2.69
Manitoba	$/lb	(1.40)	2.33	0.36
All-in sustaining cash cost	$/lb	1.93	2.54	2.48
Manitoba gold cash cost per ounce of gold produced[4,5]
Cash cost	$/oz	(207)	416	-
Sustaining cash cost	$/oz	519	1,187	-

1 Metal reported in concentrate is prior to deductions associated with smelter contract terms.

2 Includes total payable gold and silver in concentrate and in doré sold.

3 Includes refined zinc metal and payable zinc in concentrate sold.

4 Cash cost, sustaining cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Reporting Measures" section of this news release.

5 Cash cost and sustaining cash cost per ounce of gold produced, net of by-product credits, were introduced in 2022 and do not have a published comparative for 2021.

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Peru Operations Review

Peru Operations		Three Months Ended
		Jun. 30, 2022	Mar. 31, 2022	Jun. 30, 2021
Constancia ore mined[1]	tonnes	7,017,114	6,908,151	8,016,373
Copper	%	0.33	0.32	0.30
Gold	g/tonne	0.04	0.04	0.04
Silver	g/tonne	3.53	3.22	3.02
Molybdenum	%	0.01	0.01	0.01
Pampacancha ore mined[1]	tonnes	1,211,387	847,306	982,992
Copper	%	0.29	0.27	0.26
Gold	g/tonne	0.28	0.43	0.27
Silver	g/tonne	4.25	4.06	4.43
Molybdenum	%	0.01	0.01	0.01
Total ore mined	tonnes	8,228,501	7,755,457	8,999,365
Strip ratio[2]		1.22	1.10	0.83
Ore milled	tonnes	7,770,706	7,213,833	7,413,043
Copper	%	0.32	0.31	0.31
Gold	g/tonne	0.09	0.08	0.07
Silver	g/tonne	3.64	3.26	2.88
Molybdenum	%	0.01	0.01	0.01
Copper recovery	%	85.0	85.3	83.3
Gold recovery	%	60.3	59.8	62.2
Silver recovery	%	64.2	66.9	68.2
Molybdenum recovery	%	38.8	21.1	33.3
Contained metal in concentrate
Copper	tonnes	20,880	19,166	19,058
Gold	ounces	13,858	10,789	10,220
Silver	ounces	584,228	505,568	468,057
Molybdenum	tonnes	390	207	295
Payable metal sold
Copper	tonnes	18,473	16,825	19,946
Gold	ounces	8,430	14,452	5,638
Silver	ounces	484,946	636,133	315,064
Molybdenum	tonnes	208	213	265
Combined unit operating cost[3,4,5]	$/tonne	12.02	12.37	10.40
Cash cost[5]	$/lb	1.82	1.54	1.85
Sustaining cash cost[5]	$/lb	2.62	2.27	2.69

1 Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not reconcile fully to ore milled.

2 Strip ratio is calculated as waste mined divided by ore mined.

3 Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.

4 Excludes approximately $1.3 million, or $0.16 per tonne, of COVID-related costs during the three months ended June 30, 2022, $2.3 million, or $0.32 per tonne, of COVID-related costs during the three months ended March 31, 2022 and $6.3 million, or $0.85 per tonne, during the three months ended June 30, 2021.

5 Combined unit cost, cash cost and sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Reporting Measures" section of this news release.

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During the first quarter of 2022, the Constancia operations produced 20,880 tonnes of copper, 13,858 ounces of gold, 584,228 ounces of silver and 390 tonnes of molybdenum. Production of all metals was higher than the first quarter of 2022 due to an increase in throughput and milled grades. As previously disclosed, full year production in Peru is expected to benefit from higher grades in the fourth quarter of 2022. As such, full year production of all metals remains on track to achieve guidance ranges for 2022.

Total ore mined slightly declined in the second quarter of 2022 compared to the first quarter of 2022 due to higher amounts of waste being mined. Ore mined from Pampacancha increased in the second quarter as mining rates in the pit returned to normal productivity levels following heavy rains and delays in the water management system earlier in the year. Ore milled during the second quarter of 2022 was higher compared to the previous quarter and copper, gold and silver grades increased over the first quarter of 2022.

Combined mine, mill and G&A unit operating costsi in the second quarter of 2022 were $12.02 per tonne, lower than the first quarter of 2022 primarily due to lower milling costs and higher throughput.

Peru's cash cost per pound of copper produced, net of by-product creditsi, in the second quarter of 2022 was $1.82, higher than the previous quarter primarily due to higher mining and general and administrative costs and lower by-product credits, partially offset by lower milling costs. Cash cost per pound of copper produced, net of by-product creditsi, is expected to decline with higher expected copper production and contributions from precious metal by-product credits in the fourth quarter. However, full year cash cost is expected to trend towards the upper end of the 2022 guidance range, reflecting the current inflationary cost environment.

Peru's sustaining cash cost per pound of copper produced, net of by-product creditsi, in the second quarter of 2022 increased to $2.62, compared to $2.27 in the first quarter, mainly due to the same factors affecting cash cost, and slightly higher sustaining capital expenditures.

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Manitoba Operations Review

Manitoba Operations	Three Months Ended
		Jun. 30, 2022	Mar. 31, 2021	Jun. 30, 2021
Lalor ore mined	tonnes	412,653	386,752	356,951
Copper	%	0.70	0.80	0.64
Zinc	%	3.06	4.06	3.81
Gold	g/tonne	3.73	3.76	3.19
Silver	g/tonne	23.95	22.94	22.98
777 ore mined	tonnes	226,286	258,069	255,170
Copper	%	1.03	1.19	0.82
Zinc	%	3.51	4.12	3.57
Gold	g/tonne	1.62	1.69	1.97
Silver	g/tonne	20.63	21.05	23.35
Stall Concentrator & New Britannia Mill:
Ore milled	tonnes	406,006	397,301	317,484
Copper	%	0.73	0.82	0.68
Zinc	%	3.20	4.24	4.06
Gold	g/tonne	3.93	3.87	3.19
Silver	g/tonne	23.98	23.16	22.02
Copper recovery - concentrate	%	89.5	87.5	88.8
Zinc recovery - concentrate (Stall)%		84.3	85.7	88.1
Gold recovery - concentrate	%	58.8	58.4	55.5
Silver recovery - concentrate	%	58.1	60.0	55.1
Flin Flon Concentrator:
Ore milled	tonnes	243,312	254,032	329,503
Copper	%	1.02	1.20	0.89
Zinc	%	3.60	4.13	3.65
Gold	g/tonne	1.64	1.70	2.06
Silver	g/tonne	20.76	21.23	23.65
Copper recovery	%	85.5	87.6	84.8
Zinc recovery	%	82.9	83.2	84.8
Gold recovery	%	56.4	57.7	52.9
Silver recovery	%	51.0	52.5	37.5
Total contained metal in concentrate and doré
Copper	tonnes	4,788	5,536	4,416
Zinc	tonnes	17,053	22,252	21,538
Gold	ounces	44,787	43,167	29,628
Silver	ounces	280,625	278,789	217,859
Total payable metal sold
Copper	tonnes	5,177	3,784	5,230
Zinc[1]	tonnes	20,793	17,306	25,361
Gold[2]	ounces	42,454	33,891	32,567
Silver[2]	ounces	253,225	228,458	262,443
Combined unit operating cost[3,4]	C$/tonne	168	176	148
Gold cash cost[4,5]	$/oz	(207)	416	-
Gold sustaining cash cost[4,5]	$/oz	519	1,187	-

1 Includes refined zinc metal sold and payable zinc in concentrate sold.

2 Includes total payable precious metals in concentrate and in doré sold.

3 Reflects combined mine, mill and G&A costs per tonne of ore milled.

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4 Combined unit cost, cash cost and sustaining cash cost per ounce of gold produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Reporting Measures" section of this news release.

5 Cash cost and sustaining cash cost per ounce of gold produced were introduced in 2022 and do not have a published comparative.

During the second quarter of 2022, the Manitoba operations produced 44,787 ounces of gold, 17,053 tonnes of zinc, 4,788 tonnes of copper and 280,625 ounces of silver. Gold and silver production increased by 4% and 1%, respectively, while copper and zinc production decreased by approximately 14% and 23%, respectively, compared to the first quarter of 2022. Copper and zinc production declined due to lower grades at Lalor and 777, and precious metals production increased due to higher throughput and recoveries at the New Britannia mill. Full year production of all metals in Manitoba are on track to achieve guidance ranges for 2022.

After 18 years of steady production at the 777 mine in Manitoba, the final reserves were depleted with the last ore hoisted on June 17, 2022, consistent with the mine plan. Closure activities to safely decommission the mine commenced in the second quarter and are advancing ahead of schedule. As 777 mining activities wound down, Hudbay employees and equipment transitioned from 777 to Lalor to support Lalor's ramp-up strategy.

The company continued to advance the Lalor ramp-up strategy and remains on track to achieve 5,300 tonnes per day by the end of 2022. Hudbay also further refined the processes to separate gold and base metal ores from Lalor to optimize feed for the New Britannia and Stall mills. Metal grades form the basis of separating higher gold content ore for processing at New Britannia from base metal ore which is directed towards Stall. Lalor successfully completed planned maintenance in the second quarter to allow for increased availability in the third quarter.

Ore mined at Lalor increased by 7% in the second quarter of 2022, while production at 777 decreased as the mine approached closure in June 2022, resulting in an overall 1% decline in total ore mined in Manitoba compared to the first quarter. Mined zinc and copper grades were lower compared to the first quarter, in line with the mine plan, while precious metal grades remained relatively constant.

The New Britannia mill achieved higher than targeted throughput in the second quarter of 2022, averaging approximately 1,590 tonnes per day, due to a number of improvement initiatives aimed at increasing throughput and further improving recoveries. With the inclusion of doré, the gold and silver recoveries at the New Britannia mill have also improved significantly in relation to previous quarters. Additional improvement initiatives will continue to be advanced in the second half of 2022 to further improve gold and silver recoveries.

The combined Snow Lake mills processed 2% more ore in the second quarter compared to the first quarter of 2022, tracking the increase in Lalor's production over the same period. Stall mill recoveries were consistent with the metallurgical model for the head grades delivered. The Flin Flon concentrator consumed all available ore feed from the 777 mine in the second quarter of 2022. Last ore from 777 was processed on June 21, 2022 and closure activities to safely place the Flin Flon concentrator on long-term care and maintenance are ahead of schedule. Flin Flon mill recoveries were consistent with the metallurgical model for the head grades delivered.

Combined mine, mill and G&A unit operating costsi in the second quarter of 2022 decreased by 5% compared to the first quarter of 2022, mainly due to lower costs at 777 as the mine ceased operations during the quarter, partially offset by higher inflationary cost pressures for bulk commodities, fuel, and Lalor contractor costs. Looking ahead to the second half of 2022, the company expects combined unit operating costs to increase due to ongoing inflationary cost pressures and the removal of the lower-cost Flin Flon operations. As such, Hudbay expects the full year combined unit costs to trend towards the upper end of the 2022 guidance range.

Cash cost per ounce of gold produced, net of by-product creditsi, in the second quarter of 2022 was negative $207, lower than the first quarter of 2022 and well below the 2022 guidance range as the operations benefited from higher zinc by-product credits, lower operating costs and higher gold production.

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Robust Preliminary Economic Assessment Released for Copper World

In June, Hudbay released the results of the PEA of its 100%-owned Copper World Complex in Arizona, which includes the recently discovered Copper World deposits along with the Rosemont deposit. Highlights of the PEA include:

• Two-phase mine plan has an after-tax net present value (10%) of $1,296 million and generates an 18% internal rate of return at $3.50 per pound copper2 .

• The processing facilities are planned to have annual production capacity of 100,000 tonnes of copper cathode during Phase I and 125,000 tonnes of copper cathode during Phase II, and have been designed to reduce the project's carbon footprint to produce "Made in America" copper.

• Supports U.S. copper supply through onshore production of copper cathode expected to be sold entirely to domestic customers and eliminates greenhouse gas ("GHG") and sulfur emissions associated with overseas shipping and processing.

• Phase I reflects a standalone operation on private land and patented mining claims over a 16-year mine life with average annual copper production of approximately 86,000 tonnes from mined resources at cash costs and sustaining cash costs of $1.15 and $1.44 per pound of copperi, respectively, generating an after-tax net present value (10%) of $741 million and an internal rate of return of 17%2.

• Phase I of the Copper World Complex includes a 60,000 ton per day sulfide concentrator, a 20,000 ton per day oxide heap leach, an SX/EW facility and a concentrate leach facility with an initial capital cost estimate of approximately $1.9 billion. The concentrator is intended to expand to 90,000 tons per day in Phase II.

• Phase II expands mining activities onto federal land and extends the mine life to 44 years with average annual copper production of approximately 101,000 tonnes from mined resources at cash costs and sustaining cash costs of $1.11 and $1.42 per pound of copperi, respectively. Phase II provides additional optionality with an after-tax net present value (10%) of $555 million and an internal rate of return of 49% (and a projected after-tax net present value (10%) of $2,806 million at the time of Phase II sanctioning)2.

• Significant increase in copper contained in all mineral resource categories.

• Hudbay is evaluating several opportunities to optimize the project, including processing and initial capital optimizations, the potential to expand Phase I beyond 16 years with additions to the company's private land package for tailings and waste rock storage and the potential to accelerate Phase II if federal permits are received earlier than as outlined in the PEA.

The preliminary economic assessment for the Copper World Complex is preliminary in nature, includes inferred resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty the preliminary economic assessment will be realized. For additional details on the Copper World Complex PEA, please refer to the news release dated June 8, 2022 and the NI 43-101 technical report filed on July 14, 2022.

Hudbay is advancing a pre-feasibility study for Phase I of the Copper World Complex during the second half of 2022, which will focus on converting the remaining inferred mineral resources to measured and indicated and evaluating many of the project optimization and upside opportunities.

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2 The valuation metrics are based on a preliminary economic assessment that includes an economic analysis of the potential viability of mineral resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

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Arizona Permitting and Litigation Update

The permitting process for the Copper World Complex is expected to require state and local permits for Phase I and federal permits for Phase II. On May 23, 2022, the U.S. District Court for the District of Arizona issued a favourable ruling effectively stating that there is no obligation for the Army Corps of Engineers ("ACOE") to include Phase I of the project as part its NEPA federal review of the previous standalone Rosemont project design. Furthermore, on May 12, 2022, a decision from the 9th Circuit Court of Appeals clarified the permitting path for Phase II, including the requirements to receive federal permits for the second phase under existing mining regulations. Hudbay expects it will be able to pursue and obtain federal permits for Phase II within the constraints imposed by the Court's decision.

On July 27, 2022, Hudbay received approval from the Arizona State Mine Inspector for its amended Mined Land Reclamation Plan ("MLRP") for the Copper World Complex. The MLRP was initially approved in October 2021 and was subsequently amended to reflect a larger private land project footprint. Hudbay expects to submit applications for the other key state-level permits for Phase I of the Copper World Complex in the second half of 2022.

777 Mine Closure

On June 17, 2022, mining activities at Hudbay's 777 mine in Flin Flon, Manitoba concluded after the reserves were depleted following 18 years of steady production. The 777 deposit was a large and rich orebody and for many years was the flagship mine of Hudbay's Manitoba operations. The mine commenced production in 2004 with an initial ten-year mine life, operated steadily and successfully expanded reserves by an additional eight years. After extensive drilling in and around the mine in recent years, no new deposits were identified. The company's hydrometallurgical zinc facility in Flin Flon will also be closed after more than 25 years of successful operations. The 777 mine and the zinc plant are scheduled to be safely decommissioned by September 2022. The Flin Flon concentrator and tailings impoundment area will be shifted to care and maintenance to provide optionality should another mineral discovery occur in the Flin Flon area. Hudbay strives to achieve closure practices that align with leading standards and has developed stringent and detailed environmental plans to manage water and the remaining infrastructure and processing plants in Flin Flon.

Closure activities at the 777 mine and zinc plant have commenced and employees and equipment are transitioning to Hudbay's operations in Snow Lake, Manitoba as part of Lalor's mine ramp-up strategy.

19th Annual Sustainability Report

In June, Hudbay released its annual sustainability report, which provides transparency and progress on key accomplishments and initiatives in 2021 along with goals for the upcoming year and long-term future. Hudbay believes global demand for the metals that it mines will continue to rise alongside the need for green technology that will play an essential role in meeting the challenge of climate change.

Hudbay is committed to a reduced GHG emissions future and is currently working toward specific emissions reduction targets to align with the global 2030 and 2050 climate change goals. The company is also designing the Copper World Complex in Arizona in compliance with 2030 and 2050 GHG objectives. In 2021, to better understand the nature of the company's GHG footprint and the best options for approaching and achieving sustainable GHG reductions, it began work on a 10-year Greenhouse Gas Reduction Roadmap. The roadmap will identify key sources of emissions, including Scope 3 emissions, and the nature of the changes - operational or technical - that will be required to make full or significant changes in each source area.

As a member of the Mining Association of Canada, Hudbay implements the Towards Sustainable Mining ("TSM") Protocols at all of its operations, with the goal to maintain a score of "A" or higher for all protocols. In 2021, the company achieved a rating of "AA" across all TSM tailings management protocol indicators in both Manitoba and Peru. Hudbay also saw a 7% decrease in energy intensity per tonne of ore processed, and over 50% of its indirect energy consumption was from renewable sources.

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Exploration Update

Peru Regional Exploration

Hudbay controls a large, contiguous block of mineral rights with the potential to host mineral deposits within trucking distance of the Constancia processing facility, including the past producing Caballito property and the highly prospective Maria Reyna property. Discussions with the community of Uchucarcco related to a surface rights exploration agreement on the Maria Reyna and Caballito properties are progressing well. The company expects to finalize an agreement in the coming weeks before commencing field exploration activities. Finalization of the Uchucarcco agreement is expected to increase community investment costs in the second half of 2022.

The company is compiling results from recent drilling at the Llaguen copper porphyry target in northern Peru and remains on track to complete an initial inferred mineral resource estimate in the third quarter of 2022.

Manitoba Regional Exploration

Hudbay has been actively conducting drilling activities in Manitoba with success in identifying extensions of the copper-gold rich feeder zone at the 1901 deposit and compiling results from ongoing infill drilling at Lalor.

Arizona Regional Exploration

A majority of the infill drilling to support the pre-feasibility study for the Copper World Complex has been completed, and in July, Hudbay reduced the number of drill rigs at site to three. Ongoing drilling will focus on continued confirmatory drilling in support of future feasibility studies.

Nevada Regional Exploration

A conductivity-resistivity IP ground survey will be conducted in the second half of 2022 at the Mason Valley properties located on private land claims near the Mason project. This work, in combination with a re-interpretation of geological data from past operating mines and previous exploration data, will be used to finalize a drill plan to test high grade skarn targets. The drilling program initially planned for late 2022 has been postponed to a later date considering the recent changes in the metal price environment.

Dividend Declared

A semi-annual dividend of C$0.01 per share was declared on August 8, 2022. The dividend will be paid out on September 23, 2022 to shareholders of record as of September 2, 2022.

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Website Links

Hudbay:

www.hudbay.com

Management's Discussion and Analysis:

http://www.hudbayminerals.com/files/doc_financials/2022/Q2/MDA222.pdf

Financial Statements:

http://www.hudbayminerals.com/files/doc_financials/2022/Q2/FS222.pdf

Conference Call and Webcast

Date:	Tuesday, August 9 2022

Time:	8:30 a.m. ET

Webcast:	www.hudbay.com

Dial in:	1-416-915-3239 or 1-800-319-4610

Qualified Person and NI 43-101

The technical and scientific information in this news release related to the company's material mineral projects has been approved by Olivier Tavchandjian, P. Geo, Vice President, Exploration and Technical Services. Mr. Tavchandjian is a qualified person pursuant to NI 43-101.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. The Copper World Complex PEA is preliminary in nature, includes inferred resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty the PEA will be realized.

For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources at Hudbay's material properties, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the technical reports for the company's material properties as filed by Hudbay on SEDAR at www.sedar.com.

Non-IFRS Financial Performance Measures

Adjusted net earnings (loss), adjusted net earnings (loss) per share, adjusted EBITDA, net debt, cash cost, sustaining and all-in sustaining cash cost per pound of copper produced, cash cost and sustaining cash cost per ounce of gold produced and combined unit cost are non-IFRS performance measures. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

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Management believes adjusted net earnings (loss) and adjusted net earnings (loss) per share provides an alternate measure of the company's performance for the current period and gives insight into its expected performance in future periods. These measures are used internally by the company to evaluate the performance of its underlying operations and to assist with its planning and forecasting of future operating results. As such, the company believes these measures are useful to investors in assessing the company's underlying performance. Hudbay provides adjusted EBITDA to help users analyze the company's results and to provide additional information about its ongoing cash generating potential in order to assess its capacity to service and repay debt, carry out investments and cover working capital needs. Net debt is shown because it is a performance measure used by the company to assess its financial position. Cash cost, sustaining and all-in sustaining cash cost per pound of copper produced are shown because the company believes they help investors and management assess the performance of its operations, including the margin generated by the operations and the company. Cash cost and sustaining cash cost per ounce of gold produced are shown because the company believes they help investors and management assess the performance of its Manitoba operations. Combined unit cost is shown because Hudbay believes it helps investors and management assess the company's cost structure and margins that are not impacted by variability in by-product commodity prices.

During 2021, there were non-recurring adjustments for Manitoba operations, including severance, past service pension costs, write-downs of certain machinery and equipment, and inventory supplies write-downs as well as non-cash impairment charges related to an updated Flin Flon closure plan and lower long term discount rates in the fourth quarter, none of which management believes are indicative of ongoing operating performance and therefore are adjusting items in the calculations of adjusted net earnings (loss) and adjusted EBITDA.

Cash cost and sustaining cash cost per pound of zinc produced was a previously disclosed non-IFRS measure, most recently published in the company's MD&A for the year ended December 31, 2021, dated February 23, 2022. With the planned closure of 777 mine and Flin Flon operations, including the zinc plant, in the second quarter of 2022, the production profile of Manitoba has shifted from zinc to gold and therefore the company has ceased providing this measure on a go forward basis.

In the first and second quarter of 2022, Hudbay recorded a non-cash gain of $79.9 million and $60.7 million, respectively, mostly related to the quarterly revaluation of its Flin Flon environmental provision, which was impacted by rising long-term risk-free discount rates. With closure of 777 mine and Flin Flon operations in the second quarter of 2022 and given the long-term nature of the reclamation cash flows, quarterly revaluation of the corresponding environmental provision remains highly sensitive to changes in long-term risk-free discount rates and, as such, the company expects to continue to experience quarterly environmental provision revaluations, which is not indicative of its ongoing operating performance. This item has been included prospectively in the calculation of adjusted earnings.

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The following tables provide detailed reconciliations to the most comparable IFRS measures.

Adjusted Net Earnings (Loss) Reconciliation

	Three Months Ended
(in $ millions)	Jun. 30, 2022	Mar. 31, 2022	Jun. 30, 2021
Profit (loss) for the period	32.1	63.8	(3.4)
Tax (recovery) expense	(10.6)	25.0	18.2
Profit before tax	21.5	88.8	14.8
Adjusting items:
Mark-to-market adjustments[1]	(14.0)	10.5	10.9
Foreign exchange (gain) loss	(2.2)	1.5	1.7
Inventory adjustments	1.9	(0.5)	(0.7)
Variable consideration adjustment - stream revenue and accretion	-	(5.8)	-
Impairment loss	95.0	-	-
Environmental obligation adjustments[2]	(60.7)	(79.9)	-
Evaluation expenses	0.7	7.0	-
Insurance recovery	(5.7)	-	-
Restructuring charges - Manitoba[3]	3.7	0.7	-
Loss on disposal of plant and equipment - Manitoba	3.1	-	-
Adjusted earnings before income taxes	43.3	22.3	26.7
Tax recovery (expense)	10.6	(25.0)	(18.2)
Tax impact of adjusting items	(23.4)	7.9	(3.1)
Adjusted net earnings	30.5	5.2	5.4
Adjusted net earnings ($/share)	0.12	0.02	0.02
Basic weighted average number of common shares outstanding (millions)	261.9	261.7	261.5

1 Includes changes in fair value of the gold prepayment liability, Canadian junior mining investments, other financial assets and liabilities at fair value through profit or loss and share-based compensation expenses.

2 Changes from movements to environmental obligation closure estimates are primarily related to the Flin Flon operations, which were fully depreciated as of March 31, 2022, as well as other Manitoba non-operating sites.

3 Includes closure costs for Flin Flon operations.

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Adjusted EBITDA Reconciliation

	Three Months Ended
(in $ millions)	Jun. 30, 2022	Mar. 31, 2022	Jun. 30, 2021
Profit (loss) for the period	32.1	63.8	(3.4)
Add back: Tax (recovery) expense	(10.6)	25.0	18.2
Add back: Net finance expense	24.4	36.7	43.7
Add back: Other (income) expenses	(1.3)	2.0	1.6
Add back: Evaluation expenses	-	7.0	-
Add back: Depreciation and amortization	87.3	81.1	99.3
Add back: Amortization of deferred revenue and variable consideration adjustment	(19.2)	(28.2)	(17.1)
	112.7	187.4	142.3
Adjusting items (pre-tax):
Environmental obligation adjustments[1]	(60.7)	(79.9)	(0.6)
Impairment loss	95.0	-	-
Inventory adjustments	1.9	(0.5)	(0.7)
Share-based compensation (recovery) expenses[2]	(7.5)	3.2	2.2
Adjusted EBITDA	141.4	110.2	143.2

1 Environmental obligation adjustments were presented within other (income) expense for 2021 periods.

2 Share-based compensation expenses reflected in cost of sales and selling and administrative expenses.

Net Debt Reconciliation

(in $ thousands)
	Jun. 30, 2022	Mar. 31, 2022	Jun. 30, 2021
Total long-term debt	1,182,143	1,181,119	1,181,195
Cash	258,556	213,359	294,287
Net debt	923,587	967,760	886,908

Cash Cost Reconciliation

Consolidated	Three Months Ended
Net pounds of copper produced
(in thousands)	Jun. 30, 2022	Mar. 31, 2022	Jun. 30, 2021
Peru	46,032	42,254	42,015
Manitoba	10,556	12,205	9,736
Net pounds of copper produced	56,588	54,459	51,751

Consolidated	Three Months Ended
	Jun. 30, 2022		Mar. 31, 2022		Jun. 30, 2021
Cash cost per pound of copper produced	$000s	$/lb1	$000s	$/lb1	$000s	$/lb1
Cash cost, before by-product credits	243,902	4.31	242,058	4.45	218,899	4.23
By-product credits	(207,191)	(3.66)	(181,673)	(3.34)	(175,470)	(3.39)
Cash cost, net of by-product credits	36,711	0.65	60,385	1.11	43,429	0.84

1 Per pound of copper produced.

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Consolidated	Three Months Ended
	Jun. 30, 2022		Mar. 31, 2022		Jun. 30, 2021
Supplementary cash cost information	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]
By-product credits[2]:
Zinc	88,548	1.56	67,129	1.23	77,707	1.50
Gold [3]	91,317	1.61	84,174	1.55	68,880	1.33
Silver [3]	17,956	0.32	18,639	0.34	15,443	0.30
Molybdenum & other	9,370	0.17	11,731	0.22	13,440	0.26
Total by-product credits	207,191	3.66	181,673	3.34	175,470	3.39
Reconciliation to IFRS:
Cash cost, net of by-product credits	36,711		60,385		43,429
By-product credits	207,191		181,673		175,470
Treatment and refining charges	(15,033)		(12,083)		(15,243)
Share-based compensation expense	(632)		448		274
Inventory adjustments	1,933		(461)		(723)
Change in product inventory	4,494		(20,920)		15,260
Royalties	3,971		3,218		4,288
Depreciation and amortization[4]	87,305		81,091		99,305
Cost of sales[5]	325,940		293,351		322,060

1 Per pound of copper produced.

2 By-product credits are computed as revenue per financial statements, including amortization of deferred revenue and pricing and volume adjustments.

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements. Variable consideration adjustments are cumulative adjustments to gold and silver stream deferred revenue primarily associated with the net change in mineral reserves and resources or amendments to the mine plan that would change the total expected deliverable ounces under the precious metal streaming arrangement. For the three months ended June 30, 2022 the variable consideration adjustments amounted to income of $nil, the three months ended March 31, 2022 - income of $3,245 and for the three months ended June 30, 2021 - of $nil.

4 Depreciation is based on concentrate sold.

5 As per IFRS financial statements.

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Peru	Three Months Ended
(in thousands)	Jun. 30, 2022	Mar. 31, 2022	Jun. 30, 2021
Net pounds of copper produced[1]	46,032	42,254	42,015

1 Contained copper in concentrate.

Peru	Three Months Ended
	Jun. 30, 2022		Mar. 31, 2022		Jun. 30, 2021
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb
Mining	32,300	0.70	28,402	0.67	26,133	0.62
Milling	44,731	0.97	47,655	1.13	40,286	0.96
G&A	18,677	0.41	16,100	0.38	16,910	0.40
Onsite costs	95,708	2.08	92,157	2.18	83,329	1.98
Treatment & refining	9,226	0.20	7,585	0.18	9,824	0.23
Freight & other	12,297	0.26	9,477	0.22	11,555	0.29
Cash cost, before by-product credits	117,231	2.54	109,219	2.58	104,708	2.50
By-product credits	(33,268)	(0.72)	(43,997)	(1.04)	(27,137)	(0.65)
Cash cost, net of by-product credits	83,963	1.82	65,222	1.54	77,571	1.85

Peru	Three Months Ended
	Jun. 30, 2022		Mar. 31, 2022		Jun. 30, 2021
Supplementary cash cost information	$000s	$/lb1	$000s	$/lb1	$000s	$/lb1
By-product credits[2]:
Gold[3]	14,191	0.31	21,712	0.51	8,835	0.21
Silver[3]	11,687	0.25	12,991	0.31	7,466	0.18
Molybdenum	7,390	0.16	9,294	0.22	10,836	0.26
Total by-product credits	33,268	0.72	43,997	1.04	27,137	0.65
Reconciliation to IFRS:
Cash cost, net of by-product credits	83,963		65,222		77,571
By-product credits	33,268		43,997		27,137
Treatment and refining charges	(9,226)		(7,585)		(9,824)
Inventory adjustments	(97)		(461)		(723)
Share-based compensation expenses	(100)		98		52
Change in product inventory	(8,394)		(4,772)		4,465
Royalties	1,117		854		578
Depreciation and amortization[4]	47,811		48,362		52,710
Cost of sales[5]	148,342		145,715		151,966

1 Per pound of copper produced.

2 By-product credits are computed as revenue per financial statements, including amortization of deferred revenue and pricing and volume adjustments.

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements.

4 Depreciation is based on concentrate sold.

5 As per IFRS financial statements.

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Manitoba	Three Months Ended
(in thousands)	Jun. 30, 2022	Mar. 31, 2022	Jun. 30, 2021
Net pounds of copper produced[1]	10,556	12,205	9,736

1 Contained copper in concentrate.

Manitoba	Three Months Ended
	Jun. 30, 2022		Mar. 31, 2022		Jun. 30, 2021
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb
Mining	54,500	5.16	59,433	4.87	54,714	5.62
Milling	20,953	1.98	21,509	1.76	13,655	1.40
Refining (Zinc)	14,379	1.36	18,376	1.51	17,908	1.84
G&A	23,253	2.21	22,893	1.88	14,749	1.51
Onsite costs	113,085	10.71	122,211	10.01	101,026	10.38
Treatment & refining	5,807	0.55	4,498	0.37	5,419	0.56
Freight & other	7,779	0.74	6,130	0.50	7,746	0.80
Cash cost, before by-product credits	126,671	12.00	132,839	10.88	114,191	11.73
By-product credits	(173,923)	(16.48)	(137,676)	(11.28)	(148,333)	(15.24)
Cash cost, net of by-product credits	(47,252)	(4.48)	(4,837)	(0.40)	(34,142)	(3.51)

Manitoba	Three Months Ended
	Jun. 30, 2022		Mar. 31, 2022		Jun. 30, 2021
Supplementary cash cost information	$000s	$/lb	$000s	$/lb	$000s	$/lb
By-product credits[2]:
Zinc	88,548	8.39	67,129	5.50	77,707	7.98
Gold[3]	77,126	7.31	62,462	5.12	60,045	6.17
Silver[3]	6,269	0.59	5,648	0.46	7,977	0.82
Other	1,980	0.19	2,437	0.20	2,604	0.27
Total by-product credits	173,923	16.48	137,676	11.28	148,333	15.24
Reconciliation to IFRS:
Cash cost, net of by-product credits	(47,252)		(4,837)		(34,142)
By-product credits	173,923		137,676		148,333
Treatment and refining charges	(5,807)		(4,498)		(5,419)
Inventory adjustments	2,030		-		-
Share-based compensation expenses	(532)		350		222
Change in product inventory	12,888		(16,148)		10,795
Royalties	2,854		2,364		3,710
Depreciation and amortization[4]	39,494		32,729		46,595
Cost of sales[5]	177,598		147,636		170,094

1 Per pound of copper produced.

2 By-product credits are computed as revenue per financial statements, including amortization of deferred revenue and pricing and volume adjustments.

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements.

4 Depreciation is based on concentrate sold.

5 As per IFRS financial statements.

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Sustaining and All-in Sustaining Cash Cost Reconciliation

Consolidated	Three Months Ended
	Jun. 30, 2022		Mar. 31, 2022		Jun. 30, 2021
All-in sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	36,711	0.65	60,385	1.11	43,429	0.84
Cash sustaining capital expenditures	65,173	1.15	60,963	1.12	68,803	1.33
Royalties	3,971	0.07	3,218	0.06	4,288	0.08
Sustaining cash cost, net of by-product credits	105,855	1.87	124,566	2.29	116,520	2.25
Corporate selling and administrative expenses & regional costs	2,479	0.04	13,060	0.24	10,995	0.22
Accretion and amortization of decommissioning and community agreements[1]	874	0.02	721	0.01	705	0.01
All-in sustaining cash cost, net of by-product credits	109,208	1.93	138,347	2.54	128,220	2.48
Reconciliation to property, plant and equipment additions:
Property, plant and equipment additions	70,712		39,399		96,090
Capitalized stripping net additions	27,302		24,146		22,506
Total accrued capital additions	98,014		63,545		118,596
Less other non-sustaining capital costs[2]	32,988		12,832		52,655
Total sustaining capital costs	65,026		50,713		65,941
Right of use leased assets	(12,501)		(7,772)		(9,101)
Capitalized lease cash payments - operating sites	9,313		9,259		8,331
Community agreement cash payments	370		3,772		108
Accretion and amortization of decommissioning and restoration obligations	2,965		4,991		3,524
Cash sustaining capital expenditures	65,173		60,963		68,803

1 Includes accretion of decommissioning relating to non-productive sites, and accretion and amortization of current community agreements.

2 Other non-sustaining capital costs include Arizona capitalized costs, capitalized interest, capitalized exploration, growth capital expenditures.

Peru	Three Months Ended
	Jun. 30, 2022		Mar. 31, 2022		Jun. 30, 2021
Sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	83,963	1.82	65,222	1.54	77,571	1.85
Cash sustaining capital expenditures	35,527	0.78	30,039	0.71	34,898	0.83
Royalties	1,117	0.02	854	0.02	578	0.01
Sustaining cash cost per pound of copper produced	120,607	2.62	96,115	2.27	113,047	2.69

1 Only includes exploration costs incurred for locations near to existing mine operations.

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Manitoba	Three Months Ended
	Jun. 30, 2022		Mar. 31, 2022		Jun. 30, 2021
Sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	(47,252)	(4.48)	(4,837)	(0.40)	(34,142)	(3.51)
Cash sustaining capital expenditures	29,646	2.81	30,924	2.53	33,905	3.49
Royalties	2,854	0.27	2,364	0.19	3,710	0.38
Sustaining cash cost per pound of copper produced	(14,752)	(1.40)	28,451	2.33	3,473	0.36

Manitoba Gold Cash Cost and Sustaining Cash Cost Reconciliation

Manitoba	Three Months Ended
	Jun. 30, 2022	Mar. 31, 2022
Net ounces of gold produced	44,787	43,167

Manitoba	Three Months Ended
	Jun. 30, 2022		Mar. 31, 2022
Cash cost per ounce of gold produced	$000s	$/loz	$000s	$/oz
Cash cost, before by-product credits	126,671	2,828	132,839	3,077
By-product credits	(135,924)	(3,035)	(114,874)	(2,661)
Gold cash cost, net of by-product credits	(9,253)	(207)	17,965	416

Manitoba	Three Months Ended
	Jun. 30, 2022		Mar. 31, 2022
Supplementary cash cost information	$000s	$/oz	$000s	$/oz
By-product credits[2]:
Copper	39,127	874	39,660	919
Zinc	88,548	1,977	67,129	1,555
Silver[3]	6,269	140	5,648	131
Other	1,980	44	2,437	56
Total by-product credits	135,924	3,035	114,874	2,661
Reconciliation to IFRS:
Cash cost, net of by-product credits	(9,253)		17,965
By-product credits	135,924		114,874
Treatment and refining charges	(5,807)		(4,498)
Share-based compensation expenses	(532)		350
Inventory adjustments	2,030		-
Change in product inventory	12,888		(16,148)
Royalties	2,854		2,364
Depreciation and amortization[4]	39,494		32,729
Cost of sales[5]	177,598		147,636

1 Per ounce of gold produced.

2 By-product credits are computed as revenue per financial statements, amortization of deferred revenue and pricing and volume adjustments. For more information, please see the realized price reconciliation table in the Q1 2022 Management Discussion and Analysis posted on hudbayminerals.com

3 Silver by-product credits do not include variable consideration adjustments with respect to stream arrangements.

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4 Depreciation is based on concentrate sold.

5 As per IFRS financial statements.

Manitoba	Three Months Ended
	Jun. 30, 2022		Mar. 31, 2022
Sustaining cash cost per ounce of gold produced	$000s	$/loz	$000s	$/oz
Gold cash cost, net of by-product credits	(9,253)	(207)	17,965	416
Cash sustaining capital expenditures	29,646	662	30,924	716
Royalties	2,854	64	2,364	55
Sustaining cash cost per ounce of gold produced	23,247	519	51,253	1,187

Combined Unit Cost Reconciliation

Peru	Three Months Ended
(in thousands except unit cost per tonne)
Combined unit cost per tonne processed	Jun. 30, 2022	Mar. 31, 2022	Jun. 30, 2021
Mining	32,300	28,402	26,133
Milling	44,731	47,655	40,286
G&A [1]	18,677	16,100	16,910
Other G&A2	(1,050)	(571)	52
	94,658	91,586	83,381
Less: Covid related costs	1,275	2,321	6,293
Unit Cost	93,383	89,265	77,088
Tonnes ore milled	7,771	7,214	7,413
Combined unit cost per tonne	12.02	12.37	10.40
Reconciliation to IFRS:
Unit cost	93,383	89,265	77,088
Freight & other	12,297	9,477	11,555
Covid related costs	1,275	2,321	6,293
Other G&A	1,050	571	(52)
Share-based compensation expenses	(100)	98	52
Inventory adjustments	(97)	(461)	(723)
Change in product inventory	(8,394)	(4,772)	4,465
Royalties	1,117	854	578
Depreciation and amortization	47,811	48,362	52,710
Cost of sales[3]	148,342	145,715	151,966

1 G&A as per cash cost reconciliation above.

2 Other G&A primarily includes profit sharing costs.

3 As per IFRS financial statements.

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Manitoba	Three Months Ended
(in thousands except tonnes ore milled and unit cost per tonne)
Combined unit cost per tonne processed	Jun. 30, 2022	Mar. 31, 2022	Jun. 30, 2021
Mining	54,500	59,433	54,714
Milling	20,953	21,509	13,655
G&A [1]	23,253	22,893	14,749
Less: G&A allocated to zinc metal production	(3,141)	(3,382)	(3,724)
Less: Other G&A related to profit sharing	(10,206)	(10,025)	(1,274)
Unit cost	85,359	90,428	78,120
USD/CAD implicit exchange rate	1.27	1.27	1.23
Unit cost - C$	108,806	114,504	95,927
Tonnes ore milled	649,318	651,333	646,987
Combined unit cost per tonne - C$	168	176	148
Reconciliation to IFRS:
Unit cost	85,359	90,428	78,120
Freight & other	7,779	6,130	7,746
Refined (zinc)	14,379	18,376	17,908
G&A allocated to zinc metal production	3,141	3,382	3,724
Other G&A related to profit sharing	10,206	10,025	1,274
Share-based compensation expenses	(532)	350	222
Inventory adjustments	2,030	-	-
Change in product inventory	12,888	(16,148)	10,795
Royalties	2,854	2,364	3,710
Depreciation and amortization	39,494	32,729	46,595
Cost of sales[2]	177,598	147,636	170,094

1 G&A as per cash cost reconciliation above.

2 As per IFRS financial statements.

TSX, NYSE - HBM 2022 No. 15

Forward-Looking Information

This news release contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this news release, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "budget", "guidance", "scheduled", "estimates", "forecasts", "strategy", "target", "intends", "objective", "goal", "understands", "anticipates" and "believes" (and variations of these or similar words) and statements that certain actions, events or results "may", "could", "would", "should", "might" "occur" or "be achieved" or "will be taken" (and variations of these or similar expressions). All of the forward-looking information in this news release is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, production, cost and capital and exploration expenditure guidance, expectations regarding an increase in community investments following formalization of an agreement with the community of Uchucarcco, expectations regarding the impact of COVID-19 and inflationary pressures on the cost of operations, financial condition and prospects, expectations regarding the company's cash balance and liquidity for the remainder of the year,  expectations regarding the Copper World Complex project, including the company's plans for a pre-feasibility study and potential optimization work, expectations regarding the permitting requirements for the Copper World Complex and permitting related litigation, expectations regarding the Snow Lake transition, including anticipated timelines for achieving target throughput and recoveries at the New Britannia mill, increasing the mining rate at Lalor to 5,300 tonnes per day and implementing the Stall mill recovery improvement program, expectations regarding the Flin Flon closure process and the transition of personnel and equipment to Snow Lake, expectations regarding an agreement with the community of Uchucarcco and the ability to commence exploration work on the Maria Reyna and Caballito properties, anticipated mine plans, anticipated metals prices and the anticipated sensitivity of the company's financial performance to metals prices, events that may affect its operations and development projects, anticipated cash flows from operations and related liquidity requirements, the anticipated effect of external factors on revenue, such as commodity prices, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by Hudbay at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that Hudbay has identified and applied in drawing conclusions or making forecasts or projections are set out in the forward-looking information include, but are not limited to:

  Hudbay's ability to continue to operate safely and at full capacity despite COVID-19 related challenges;
  the availability, global supply and effectiveness of COVID-19 vaccines, the effective distribution of such vaccines in the countries in which the company operates, the lessening of restrictions related to COVID-19, and the anticipated rate and timing for each of the foregoing;
  the ability to achieve production and cost guidance;
  no significant interruptions to operations due to COVID-19 or social or political unrest in the regions Hudbay operates;
  no interruptions to the company's plans for advancing the Copper World Complex project;
  formalization of an exploration agreement with the community of Uchucarcco in respect of the Maria Reyna and Caballito properties;
  the ability to ramp-up the New Britannia mill to target throughput and recoveries and achieve the anticipated production;
  the ability to ramp up the Lalor mine to 5,300 tonnes per day;
  the success of mining, processing, exploration and development activities;

TSX, NYSE - HBM 2022 No. 15

  the scheduled maintenance and availability of Hudbay's processing facilities;
  the accuracy of geological, mining and metallurgical estimates;
  anticipated metals prices and the costs of production;
  the supply and demand for metals the company produces;
  the supply and availability of all forms of energy and fuels at reasonable prices;
  no significant unanticipated operational or technical difficulties;
  the execution of business and growth strategies, including the success of the company's strategic investments and initiatives;
  the availability of additional financing, if needed;
  the ability to complete project targets on time and on budget and other events that may affect Hudbay's ability to develop its projects;
  the timing and receipt of various regulatory and governmental approvals;
  the availability of personnel for exploration, development and operational projects and ongoing employee relations;
  maintaining good relations with the labour unions that represent certain of Hudbay's employees in Manitoba and Peru;
  maintaining good relations with the communities in which Hudbay operates, including the neighbouring Indigenous communities and local governments;
  no significant unanticipated challenges with stakeholders at various projects;
  no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;
  no contests over title to the company's properties, including as a result of rights or claimed rights of Indigenous peoples or challenges to the validity of Hudbay's unpatented mining claims;
  the timing and possible outcome of pending litigation and no significant unanticipated litigation;
  certain tax matters, including, but not limited to current tax laws and regulations, changes in taxation policies and the refund of certain value added taxes from the Canadian and Peruvian governments; and
  no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks associated with COVID-19 and its effect on Hudbay's operations, financial condition, projects and prospects, uncertainty with respect to the political and social environment in Peru and its potential impact on the company's mining operations, risks generally associated with the mining industry and the current geopolitical environment, including future commodity prices, currency and interest rate fluctuations, energy and consumable prices, supply chain constraints and general cost escalation in the current inflationary environment, uncertainties related to the development and operation of the company's projects, risks related to the preliminary economic assessment of the Copper World Complex, including in relation to permitting, litigation, project delivery and financing risks, risks related to the new Lalor mine plan, including the continuing ramp-up of the New Britannia mill and the ability to convert inferred mineral resource estimates to higher confidence categories, the potential that additional financial assurance will be required to support the updated Flin Flon closure plan, dependence on key personnel and employee and union relations, risks related to political or social instability, unrest or change, risks in respect of Indigenous and community relations, rights and title claims, operational risks and hazards, including the cost of maintaining and upgrading the Company's tailings management facilities and any unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of reserves, volatile financial markets and interest rates that may affect its ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, the company's ability to comply with its pension and other post-retirement obligations, the ability to abide by the covenants in its debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading "Risk Factors" in Hudbay's most recent Annual Information Form.

TSX, NYSE - HBM 2022 No. 15

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to U.S. issuers.

About Hudbay

Hudbay (TSX, NYSE: HBM) is a diversified mining company with long-life assets in North and South America. The company's operations in Cusco (Peru) produce copper with gold, silver and molybdenum by-products. Its operations in Manitoba (Canada) produce gold with copper, zinc and silver by-products. Hudbay's organic pipeline includes copper development projects in Arizona and Nevada (United States), and its growth strategy is focused on the exploration, development, operation, and optimization of properties it already controls, as well as other mineral assets it may acquire that fit its strategic criteria. Hudbay's mission is to create sustainable value through the acquisition, development and operation of high-quality, long-life deposits with exploration potential in jurisdictions that support responsible mining, and to see the regions and communities in which the company operates benefit from its presence. Further information about Hudbay can be found on www.hudbay.com.

For further information, please contact:

Candace Brûlé

Vice President, Investor Relations

(416) 814-4387

candace.brule@hudbay.com

__________________________________________________

i Adjusted net earnings and adjusted net earnings per share; adjusted EBITDA; cash cost, sustaining cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits; cash cost and sustaining cash cost per ounce of gold produced, net of by-product credits; and net debt are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Reporting Measures" section of this news release.